SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002.

ASHANTI GOLDFIELDS COMPANY LIMITED

(Translation of Registrant's Name Into English)

Gold House, Patrice Lumumba Road
Roman Ridge, P.O. Box 2665
Accra, Ghana

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

ASHANTI

P R E S S   R E L E A S E

FOR IMMEDIATE RELEASE **18 SEPTEMBER 2002**

DIRECTOR'S INTEREST

Dr Chester Crocker, a director of Ashanti Goldfields Company Limited informed the Company on 23 August 2002 that he sold 5,000 ordinary shares in the Company at US$4.90 on 21 August 2002, resulting in his total beneficial interest in the ordinary shares of the Company being nil.

END

Enquiries

Ashanti Goldfields Company Limited
Ernest Abankroh, Company Secretary Tel: +233 21 774977
James Anaman – Managing Director, Public Affairs Tel: +233 21 778178

UK Contact
Corinne Gaisie Tel: +44 207 256 9938

North American Contact
Golin Harris
Allan Jordan Tel: +1 212 697 9191

Seann309/ea*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2002

ASHANTI GOLDFIELDS COMPANY LIMITED

By: ....

Name: Ernest Abankroh

Title: Company Secretary

Signature/ea*